FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Safety checks carried out on winding ropes following South Deep accident

Johannesburg, 2 May 2008. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) reports today that engineering and technical teams have been working during the night and will continue this morning to carry out safety checks on all winding ropes at all its mining operations in South Africa following the tragic shaft accident at South Deep gold mine yesterday in which nine people lost their lives.

The thorough testing of the winding ropes is expected to be completed by tomorrow, (Saturday). It follows a directive from the Department of Minerals and Energy (DME) that all winding was to cease until the integrity of all winding ropes had been assessed and found to be safe for winding purposes.

Although the directive, known as a Section 54, specifically mentioned Gold Fields' South Deep, Kloof, and Driefontein gold mines on the West Rand, winding ropes at the company's Beatrix mine in the Free State have also been examined.

Nick Holland, the CEO of Gold Fields said: "The safety of our people is paramount. We lost nine of our colleagues in yesterday's terrible accident. If we cannot mine safely, we will not mine. We will leave no stone unturned in our efforts to find the reason for the accident and will co-operate fully with the DME."

Enquires

Reidwaan Wookay
Tel   +27 11 644-2665
Fax   +27 11 484-0639
Mobile 084 878 4566

Andrew Davidson
Tel   +27 11 644-2638
Fax   +27 11 484-0639
Mobile 082 667 7203

Enquiries
Andrew Davidson
Mobile +27 0826677203

ends

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX). All of Gold Fields' operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za.

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer), K Ansah[#], N J Holland[†] (Chief Financial Officer), J G Hopwood, G Marcus, J M McMahon[†], D N Murray, D M J Ncube, R L Pennant-Rea[†], P J Ryan, C I von Christierson
[†]British, [#]Ghanaian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 May 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
             Relations and Corporate Affairs